UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70966

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EQT PARTNERS BD, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

FIVE RADNOR CORPORATE CENTER, 100 MATSONFORD ROAD, SUITE 250
(No. and Street)

RADNOR	PA	19087
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dmitriy Rutitskiy	212-751-4422	drutitskiy@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Ave	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Breen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EQT PARTNERS BD, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Barry Breen*

Title: Director and Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EQT PARTNERS BD, LLC

(A Wholly Owned Subsidiary of EQT Real Estate Holdings US, Inc.)

Statement of Financial Condition

As of December 31, 2025
With Report of Independent Registered Public Accounting Firm Thereon

Table of Contents



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
EQT Partners BD, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EQT Partners BD, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2023.

New York, New York
March 30, 2026

EQT PARTNERS BD, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	2,276,645
Servicing fees receivable		564,699
Prepaid expenses and other assets		185,812
Total Assets	$	3,027,156

Liabilities

Reallowed Servicing fees payable	$	564,699
Accounts payable and accrued expenses		223,739
Total Liabilities		788,438

Member's equity		2,238,718
Total liabilities and member's equity	$	3,027,156

See accompanying notes to Statement of Financial Condition.

Note 1- Organization and Business

EQT Partners BD, LLC (the "Company"), formerly known as EQTE Brokerage, LLC, is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly owned subsidiary of EQT Real Estate Holdings US, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of EQT AB ("EQT"), a global investment organization focused on active ownership strategies. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved to commence operations as a broker-dealer on May 16, 2023.

The Company sells private placements issued by its affiliates to customers. The Company also is the dealer manager for EQT Exeter Real Estate Income Trust ("EQRT"), EQT Private Equity Company, LLC ("EQPE") and EQT Infrastructure Company, LLC ("EQIC") (collectively "the Products") which are products sponsored and managed by affiliates.

The Parent acknowledges that the Company is an integral part of EQT's retail distribution channel and intends to fund the Company through capital contributions that allow the Company to meet its obligations.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates. All amounts are denominated in U.S. dollars.

Cash and Cash Equivalents

All cash deposits are held by one financial institution and therefore are subject to credit risk at that financial institution. The amount of cash exceeding federally insured limits was $2,026,645 at December 31, 2025. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents or restricted cash balances at December 31, 2025.

Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state or local income taxes. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

As of December 31, 2025, there were no uncertain tax positions. The earliest tax year open to examination by state or federal taxing authorities is 2022.

Note 3- Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, where the Company primarily sells private placements issued by its affiliates to customers. The Company has identified its CEO and CCO as the chief operating decision makers ("CODM"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations and offices are located in the United States. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The measure of segment assets is reported on the statement of financial condition as total assets at December 31, 2025.

Note 4- Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant portion of a broker-dealer's assets be kept in relatively liquid form. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as those terms are defined by the rule, may not exceed 8-to-1. The Company's minimum net capital is the greater of $5,000 or the aggregate indebtedness method ($52,563).

At December 31, 2025, the Company had regulatory net capital of $1,488,207, which was $1,435,644 in excess of its minimum net capital requirement of $52,563. At December 31, 2025, the aggregate indebtedness to net capital ratio was 0.5298 : 1.

Note 5-Related Party Transactions

The Company is not likely to ever generate profits and accordingly, will be dependent on its access to funding from the Parent. The Parent intends to continue to fund the operational and regulatory needs of the Company for the foreseeable future.

EQT Partners Inc., an affiliated entity, pays the Company's direct operating expenses. $104,645 was outstanding as a payable as of December 31, 2025, and was included in Accounts payable and accrued expenses on the Statement of Financial Condition.

The Company maintains an expense sharing agreement (the "Agreement") with the Parent, whereby the Parent provides office space, employee services, accounting, administrative and technical services.

The terms of these agreements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Note 6-Contingencies

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently, there are no material legal proceedings or regulatory matters pending against the Company.

Note 7-Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure from January 1, 2026 through the date the financial statements were issued. EQIC accepted its first subscriptions of non-affiliated investors on February 1, 2026. EQT Partners BD, LLC will thus begin to earn fees as the dealer manager of EQIC in accordance with the Private Placement Memorandum. FINRA reviewed and approved the update to the Company's Membership Agreement effective March 5, 2026. The update allows the Company to now participate in firm underwriting or selling group activities and it's minimum net capital requirement has increased to $50,000.